SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 7, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F X         Form 40-F
                                   ---                 ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                  No X
                               ---                 ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

            SOUTHERN WATER CAPITAL TO ACQUIRE A CONTROLLING INTEREST
                                IN SOUTHERN WATER

               VIVENDI ENVIRONNEMENT TO BE A MINORITY SHAREHOLDER



February 5th, 2003. Southern Water Capital ("SWC") and Vivendi Environnement announce today that they have reached an agreement whereby Southern Water Investments Limited ("SWI"), a new holding company, will acquire First Aqua JVCo Limited ("FAJVCo"), Southern Water's existing holding company. SWC will be owned 49 per cent. by The Royal Bank of Scotland ("RBS"), with the remainder held by institutional investors. SWC will hold 80.1 per cent. of SWI, with Vivendi Environnement retaining a 19.9 per cent. stake. SWC has granted Vivendi Environnement an option to purchase a further 5.1 per cent. stake in SWI. The acquisition will be effected by the simultaneous completion of two agreements (together the "Transaction"):

1) Vivendi Environnement's acquisition of FAJVCo, through SWI, pursuant to an agreement entered into on 7 May 2002; and
2) SWC's acquisition of 80.1 per cent. of SWI, a holding company through which SWC will exercise control of Southern Water.

These agreements are subject to regulatory clearance from the UK authorities and certain other procedural matters, and third party consents. The parties believe that regulatory clearance should be forthcoming.

The acquisition of a controlling interest in Southern Water by SWC maintains the independence of Southern Water with a sustainable ownership structure and will ensure continuing incentives to provide a high quality low cost service to its customers. Southern Water will continue to be managed by the existing executive management team.

Vivendi Environnement believes this investment is a key opportunity to enlarge its access to the regulated UK waste water and water market through a relationship with one of the best managed companies in the sector. Vivendi Environnement believes this relationship will add value to its industrial and commercial strategy.

SWC and Vivendi Environnement will invest GBP273 million (EUR415 million) and GBP160 million (EUR243 million) respectively through a combination of equity and debt instruments. Vivendi Environnement intends to underwrite the subscription by third party investors for a further GBP110 million (EUR167 million) of preference shares with a put at par value onto Vivendi Environnement after 5 years, bringing its total investment in Southern Water well below the previous commitment of GBP374 million (EUR568 million). SWC, as the controlling entity, will consolidate SWI, while Vivendi Environnement will account for SWI under the equity method.

There have been discussions with the UK Director General of Water Services ("OFWAT") and the UK Director General of Fair Trading ("OFT") regarding this Transaction, including in relation to any remedies which may be required pursuant to the recent reference to the Competition Commission.

It is intended that Southern Water will undertake a refinancing of its regulated business through the capital markets by a ring-fenced whole business securitisation with a structure consistent with previous successful re-financings in this sector. SWC will continue to own 80.1 per cent. of SWI through which it will exercise control over Southern Water.

Vivendi Environnement's representative commented:

"We are pleased to be acquiring a minority stake in Southern Water in conjunction with Royal Bank of Scotland. We intend to retain a minority stake in what we feel will continue to be one of the best managed water and waste water companies in the UK."

Rory Cullinan, a Director of SWC, said:

"We are delighted to have reached agreement to acquire a controlling shareholding in Southern Water which has a strong track record of improving standards and delivering high quality services. I am sure that today's announcement will be welcomed by customers and employees and we look forward to working closely with the management team."

Stuart Derwent, Managing Director of Southern Water, said:

"I welcome this agreement which will bring stability to Southern Water. This will enable us to further enhance our high levels of efficiency and customer service. It is good for our new owners, for our customers, and for our staff."



Notes for editors:

On 8th March 2002, First Aqua Limited ("FA") announced the proposed acquisition of Southern Water. On the same date, Vivendi Environnement entered into a put and call agreement in respect of non-voting preference shares in FA. The holders of these preference shares can put them onto Vivendi Environnement on the third anniversary of the completion of FA's acquisition of Southern Water for up to a maximum amount of GBP374 million (EUR568 million). Completion of FA's acquisition of Southern Water took place on 23rd April 2002.

On 7th May 2002, Vivendi Environnement signed an agreement with the owner of FA to acquire Southern Water subject to clearance from UK and EC regulatory authorities and the availability of satisfactory refinancing (the "Acquisition"). The Acquisition was subject to a mandatory reference to the UK Competition Commission. On 8th November 2002, UK Competition Minister Melanie Johnson published the Competition Commission's report and asked OFWAT and OFT to advise further on remedies in relation to the Acquisition. EC approval for the Acquisition had been obtained on 23rd August 2002.

  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

                   Smithfield Financial - +44 (0) 20 7360 4900

                                 Conference-call



                       "Minority stake in Southern Water"


              by Jerome Contamine (Senior Executive Vice President)



                               Wednesday 5th, 2003

                             at 4.00 pm (Paris time)
                              3.00 pm (London time)
                            10.00 am (New York time)


    Please dial the following numbers (both are available anywhere in Europe)



                  France                   +33   (0)1 56 38 35 35
                  United Kingdom           +44    (0)208 515 2326
                  United States            +1     (0)303 205 0033




            For futher information, please contact Carine Tallendeau
                           (Tel. : +33 1 71 75 01 68)
                    (e-mail : carine.tallendeau@groupve.com)



              (Replay numbers will be available from Wednesday 5th
                       to Monday 10th of February, 2003)

                  French replay            +33 (0)1 40 50 20 20   (code 4376#)
                  UK replay                +44 208 797 2499       (code 870462#)
                  US replay                +1 303 590 3000        (code 524895#)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 7, 2003

                                           VIVENDI ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                                --------------------------------
                                                Name: Jerome Contamine
                                                Title:   Chief Financial Officer